Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

May 20, 2011

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Silicon South, Inc.

Amendment No. 2 to Form 8K

Filed April 4, 2011

File No. 000-51906

Dear Mr. Reynolds:

Please be advised that our law firm serves as legal counsel to Silicon South, Inc., a Nevada corporation (the “Company”).

This letter is in regards to your comment letter dated May 5, 2011.  The Company is in the process of addressing the comments set forth in the Comment Letter and anticipates that it   will be able to respond to all of the comments on or before May 27, 2011. Accordingly, we respectfully request an extension until May 27, 2011 for the Company to submit its responses.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s Gary S. Joiner, Esq.